SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form S-8 (Registration No. 333-116429), filed with the Commission on June 14, 2004, and its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004

Press Release

For Immediate Release

OTI Announces Completion of a Series of Strategic Acquisitions in China

Manufacturing Capacity to Reach 6 Million Units per Month

Fort Lee, NJ – August 15, 2005 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), today announced that it has completed a series of acquisitions in China in furtherance of its strategy to become the world’s leading provider of contactless microprocessor-based smart card solutions for payments, homeland security, and other applications. The transactions will substantially increase OTI’s capacity to manufacture smart cards, inlays for smart cards & electronic passports, and machinery for the fabrication of such products. We anticipate that the increased capacity will enable us to meet the rollouts and rapidly growing demand for our payments and ID products. As a result, OTI expects to realize increase in gross margins.

In the first transaction, OTI purchased 100% of Pioneer Oriental International, Ltd. (“POI”), a Hong Kong based manufacturer of smart cards, inlays for smart cards & electronic passports, and machinery for the fabrication of such products. The second transaction was for the acquisition of 71.5% interest in e-Pilot Group Ltd., a Hong Kong based manufacturer of inlays for smart cards & electronic passports and smart cards. In consideration for these acquisitions, OTI issued an aggregate of 93,013 of its ordinary shares.

Following its acquisition by OTI, POI acquired substantially all of the assets of Pioneer Oriental Engineering Ltd. (“POE”), a Hong Kong-based producer of smart cards, inlays for smart cards & electronic passports, and machinery for the fabrication of such products. The purchase price that POI paid consisted of 137,208 newly issued OTI ordinary shares.

As a fourth stage, OTI is establishing a company in which OTI holds 60%, that will manufacture contactless smart cards, inlays for cards and electronic passports, and machinery for the fabrication of these products.

OTI is currently in the process of integrating the newly acquired companies into its global operations and bringing them into conformity with its operational, quality control and financial reporting standards. OTI anticipates that, as a result of the acquisitions described above, its production capacity will increase to as much as 6 million units per month by the second half of 2006.

In commenting on these acquisitions, Oded Bashan, President & CEO of OTI stated that “The growing demand for our products has resulted in a strategic decision to take greater control of the manufacturing process, enabling us to ensure our ability to meet this demand on a timely and stable basis and to improve our gross margins. The transactions that we announce today represent the implementation of this strategy. Such transactions also enable us to provide both ourselves and unrelated third parties with unique machinery for the production of cards, inlays for cards and electronic passports. We will, if necessary be able to quickly build local manufacturing capabilities according to specific project requirements.”

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micro payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. For more information on OTI, visit www.otiglobal.com

This press release contains forward-looking statements including statements as to what we anticipate and expect and to increases in our production capacity. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

OTI Contact:	Media Relations	IR Contact:
Galit Mendelson	Adam Handelsman	Paul Holm
Director of Corporate Communication	5W Public Relations	PMH Group
201 944 5200 ext. 111	212 999 5585	212 496 7238
galit@otiglobal.com	ahandelsman@5wpr.com	pmhgroupinc@aol.com

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: August 16th, 2005